Exhibit 21.1
Subsidiaries of
Apple Inc.*

Jurisdiction of Incorporation
Apple Sales International	Ireland
Apple Operations International	Ireland
Apple Operations Europe	Ireland
Braeburn Capital, Inc.	Nevada, U.S.
Apple Operations	Ireland
Apple Computer Trading (Shanghai) Co., Ltd.	China
Apple Distribution International	Ireland

*
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Apple Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.